Exhibit 99.2

EPSIUM ENTERPRISE LIMITED Announces Closing of US$5.0 Million Initial Public Offering

Macau, March 27, 2025 -- EPSIUM ENTERPRISE LIMITED (Nasdaq: EPSM) (the “Company” or “EPSIUM”), a company engaged in importing and wholesaling primarily alcoholic beverages in Macau, today announced the closing of its initial public offering (the “Offering”) of 1,250,000 ordinary shares at a public offering price of US$4.00 per ordinary share. The ordinary shares began trading on the Nasdaq Capital Market on March 26, 2025 under the ticker symbol “EPSM.”

The Company received aggregate gross proceeds of US$5.0 million from the Offering, before deducting underwriting discounts and other related expenses payable by the Company. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 187,500 ordinary shares at the public offering price, less underwriting discounts.

Net proceeds from the Offering will be used for (i) approximately 10% of the net proceeds for sales and product innovation and brand building, (ii) approximately 60% of the net proceeds for the acquisition of, or investment in, assets, technologies, solutions, or businesses that complement our business, (iii) approximately 20% of the net proceeds for general corporate purposes, and (iv) approximately 10% of the net proceeds for reserve and subject to the discretion of the board of directors.

The Offering was conducted on a firm commitment basis. D. Boral Capital LLC acted as the sole underwriter for the Offering. iTKG Law LLC acted as U.S. securities counsel to the Company, and Schlueter & Associates, P.C. acted as U.S. counsel to the underwriter in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-276313) and was declared effective by the SEC on March 25, 2025. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained from D. Boral Capital LLC, Attn: 590 Madison Avenue 39th Floor, New York, NY 10022, or by email at info@dboralcapital.com, or by telephone at +1(212)-970-5150. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About EPSIUM ENTERPRISE LIMITED

Through its Macau operating entity, Companhia de Comercio Luz Limitada (“Luz”), a limited liability company organized under Macau laws in 2010, EPSIUM is engaged in importing and wholesaling primarily alcoholic beverages in Macau. Through Luz, the Company imports and sells a broad range of premium beverages, primarily alcoholic beverages and, in 2022, a small quantity of tea and fruit juice. The alcoholic beverages the Company sells include Chinese liquor, French cognac, Scottish whiskey, fine wine, Champagne, and other miscellaneous beverage alcohol. Sales of Chinese liquor is by far the Company’s most significant operations, and the Company is a top wholesaler of high-end Chinese liquor in Macau. For more information, please visit the Company’s website: www.epsium-group.com.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Registration Statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

EPSIUM ENTERPRISE LIMITED

Investor Relations Department

Email: investor.relations@epsium-group.com